

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2011

<u>Via E-mail</u>
Mr. Scott B. Ullem, Vice President and Chief Financial Officer
Bemis Company, Inc.
One Neenah Center, 4th Floor
P.O. Box 669
Neenah, WI 54957-0669

> **Re: Bemis Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-05277**

Dear Mr. Ullem:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director